P KW 3/8

13013852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8 - 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough (310) 806-4200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DD 3/9/13

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO
Title

Notary Public

GOLI KAMANGAR
Commission # 1967180
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

YEAR ENDED DECEMBER 31, 2012

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 28, 2013

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	1,313,565
Accounts receivable, net of allowance for bad debts of $82,776		1,547,833
Prepaid expenses and other assets		386,487
Due from related parties		241,575
Securities owned of private companies		51,016
Furniture, fixtures and equipment, net		42,786
Deposits		23,089
Total assets	$	3,606,351
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	5,553
Unearned revenues		124,792
Due to related party		67,442
Deferred rent		13,917
Total liabilities		211,704
Member's equity		3,394,647
Total liabilities and member's equity	$	3,606,351

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2012

1. Summary of significant accounting policies and business of the Company:

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology, life sciences, aerospace and defense industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2013. Subsequent events have been evaluated through this date.

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Allowance for doubtful accounts receivable:

Accounts receivable consist of amounts due from clients for investment banking and valuation services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2012, there was an allowance for doubtful accounts of approximately $83,000.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. Summary of significant accounting policies and business of the Company (continued):

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs:

Derivative Contracts

Warrants

The Company holds warrants in private companies that it was granted as part of the Company providing investment banking services to the private companies. The Company values the warrants using present value models that use certain assumptions about the value and timing of the exercise of the Company's warrants that is predicated on exit strategy of unrelated third parties' exits from the private companies. Company-owned warrants are generally categorized in Level 3 of the fair value hierarchy.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Company designates a Valuation Team (the "Team") to oversee the entire valuation process of the Company's Level 3 investments. The Team is comprised of Company employees who are part of the investment banking teams that service the Company's clients. The Team reports to the Company's co-chief executive officers. The Team is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

The Team meets on an as-needed basis to determine the valuations of the Company's Level 3 investments. Valuations determined by the Team are required to be supported by market data, third-party pricing sources, industry accepted pricing models and assumptions, counterparty prices, or other methods the Team deems to be appropriate, including the use of internal proprietary pricing models.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Valuation Techniques and Inputs (continued):

Derivative Contracts (continued)

Warrants (continued)

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2012:

	Fair Value at December 31 2012	Valuation Technique	Unobservable Inputs	Range of Inputs (Weighted Average)
Assets				
Derivative contracts, at fair value				
Call Warrants	$ 51,000	Industry accepted model	Timing of exits	3-5 years
			Probabilities of success associated with the private company's operations and investment liquidation	33-79%
			Discount rates	23%

Investment banking and advisory services:

During the year ended December 31, 2012, the Company earned substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement. Service fees are recognized as revenue when the related services are provided. Transaction fees are recognized as revenue when the underlying transaction is completed.

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2012, the Company's advertising expenses were insignificant.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of significant accounting policies and business of the Company (continued):

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2012, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense recognized during the year ended December 31, 2012. Tax years subject to examination include 2009 through the current period.

2. Fair value measurements:

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Derivative contracts, at fair value				
Call Warrants	$ -	$ -	$ 51,016	$ 51,016

Transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the year ended December 31, 2012 were as follows:

	Transfers into Level 1	Transfers (out) of Level 1	Transfers into Level 2	Transfers (out) of Level 2	Transfers into Level 3	Transfers (out) of Level 3
Assets						
Derivative contracts, at fair value						
Call Warrants	$ -	$ -	$ -	$ -	$ 51,000	$ -

2. Fair value measurements (continued):

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements in their entirety. See Note 1 for additional information related to the fair value hierarchy and valuation techniques and inputs.

The following table present additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2012 were as follows:

	LEVEL 3				
	Beginning Balance January 1, 2012	Transfers Into Level 3	Transfers (Out) of Level 3	Ending Balance December 31, 2012	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2012
Assets					
Derivative contracts, at fair value					
Call warrants	$ 16	$ 51,000	$ -	$ 51,016	$ -

3. Furniture, fixtures and equipment:

As of December 31, 2012, furniture, fixtures and equipment consisted of the following:

Computer equipment	$ 62,480
Leasehold improvements	30,619
Equipment	76,276
Furniture and fixtures	77,329
	246,704
Less accumulated depreciation and amortization	(203,918)
	$ 42,786

During the year ended December 31, 2012, depreciation and amortization expense was approximately $13,000.

4. Operating leases:

The Company leases office space under a five-year operating lease expiring in 2013. Total rent expense for the year ended December 31, 2012, excluding rent expense allocated to an affiliate of the Company (Note 10), was approximately $244,000.

The Company has entered into a new lease agreement for office space beginning in 2013 and continuing through 2020. Aggregate future lease payments of office space and equipment to the Company's parent for the five years subsequent to December 31, 2012 are as follows:

Year Ending December 31,		
2013	$	337,593
2014		201,703
2015		312,022
2016		325,845
2017		340,455
Thereafter		885,762
	$	2,403,380

5. Unearned revenue:

Unearned revenue of approximately $125,000 represents amounts billed or collected but not yet earned under existing agreements.

6. Derivative contracts:

As described in Note 1, the Company was granted warrants as part of the Company providing investment banking services to private companies.

Warrants

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

6. Derivative contracts (continued):

Warrants (continued)

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

At December 31, 2012, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure	
Primary underlying risk	**Notional amounts**	**Number of contracts**
Equity price		
Call Warrants[a]	$ 2,350,000	919,098

(a) Notional amounts presented for warrants are based on the fair value of the underlying shares as if the warrants were exercised at December 31, 2012.

Impact of Derivatives on the Statement of Financial Condition and Statement of Income

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2012. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been adjusted by the application of cash collateral receivables and payables with its counterparties. The following table also identifies the net gain and loss amounts included in the statement of income as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2012:

Primary underlying risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Equity price			
Call Warrants	$ 51,016	$ -	$ -

7. Concentrations:

During the year ended December 31, 2012, two clients accounted for approximately 34% and 13%, respectively, of the Company's total investment banking and advisory service revenue on the accompanying Statement of Financial Condition. At December 31, 2012, two clients account for approximately 70% and 15%, respectively, of the total outstanding accounts receivable balance.

8. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the "Plan") for the benefit of its eligible employees, pursuant to Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2012, the Company elected not to contribute to the Plan.

9. Net capital requirement:

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $1,101,861 which was $1,096,064 in excess of its required net capital of $5,797 and the Company's net capital ratio was 0.079 to 1.

10. Transactions with affiliates:

At December 31, 2012, the Company had an advance from an affiliate of the Company totaling $67,442 and receivables of $241,575 from two affiliates. Under an expense sharing agreement, one of these affiliated entities is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2012, the Company charged the affiliate an additional $142,027 pursuant to the terms of the expense sharing agreement. At December 31, 2012, the affiliates have agreed to offset the amounts owed from two of the affiliates to the Company against the amount owed by the Company to the third affiliate. This amount is non-interest bearing, unsecured and due on demand.

11. Subsequent events:

The Company evaluated subsequent events through February 28, 2013, the date the Company's financial statements were available to be issued.